Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118868

Paincare Holdings, Inc.

Supplement dated February 7, 2005
to
Prospectus dated November 3, 2004

Selling Stockholders

In our prospectus dated November 3, 2004 we inadvertently listed John McCall as owning 5,000 shares of our common stock.  The table set forth below depicts the correct ownership of these shares.  The persons listed in the table propose to offer and sell such shares in accordance with the terms of the prospectus:

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Selling Stockholders	Common Stock	Percentage of Outstanding Common Stock	Shares being Offered	Common Stock	Percentage of Outstanding Common Stock
John McCall	3,750	*	3,750	-	-
Charles Cubellis	1,875**	*	1,250**	-	-

*

Less than one percent.

**

Represents shares that may be acquired pursuant to a warrant at an exercise price of $1.00 per share.